UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated November 2, 2020, titled “ABB announces the expiration and final results of the tender offer for 3.800% notes due 2028 and 4.375% notes due 2042”.

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ZURICH, SWITZERLAND, NOVEMBER 2, 2020

ABB announces the expiration and final results of the tender offer for 3.800% notes due 2028 and 4.375% notes due 2042

ABB Ltd (ABBN: SIX Swiss Ex) (“ABB”) announced today that the cash tender offer by ABB Finance (USA) Inc. (the “Issuer”) for any and all outstanding  3.800% Notes due 2028 (CUSIP No. 00037B AF9) and 4.375% Notes due 2042 (CUSIP No. 00037B AC6) (collectively, the “Notes”) (the “Offer”), expired at 5:00 p.m., New York City time, October 30, 2020 (the “Expiration Time”). At the Expiration Time, valid tenders had been received in the amounts set forth in the table below.

Title of Security	CUSIP / ISIN Numbers	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Tendered(1)	Aggregate Principal Amount Tendered using Guaranteed Delivery Procedures
3.800% Notes due April 2028	00037B AF9 / US00037BAF94	US $750,000,000	US $366,827,000	US $1,076,000
4.375% Notes due May 2042	00037B AC6 / US00037BAC63	US $750,000,000	US $140,491,000	US $250,000

(1) Excluding principal amounts of Notes tendered using Guaranteed Delivery Procedures (as stipulated in the Issuer’s Offer to Purchase, dated October 26, 2020 (the “Offer to Purchase”).

The Issuer expects to accept for payment all Notes validly tendered and not validly withdrawn in the Offer and expects to make payment for the Notes tendered prior to the Expiration Time in same-day funds on November 4, 2020, including with respect to the Notes tendered pursuant to the Guaranteed Delivery Procedures.

Merrill Lynch International and HSBC Bank plc served as the dealer managers for the Offer. D.F. King & Co., Inc. served as the tender agent and information agent for the Offer.

Holders who would like additional copies of the Offer to Purchase may call or email the Information Agent at (212) 269-5550 (banks and brokers), (800) 317-8033 (all others) or abb@dfking.com. Copies of the Offer to Purchase are also available at the following website: https://sites.dfkingltd.com/abb. Questions regarding the terms of the Offer should be directed to HSBC Bank plc at +44 20 7992 6237 (Europe), +1 888 HSBC 4LM (toll free), +1 212 525 5552 (collect) or liability.management@hsbcib.com or to Merrill Lynch International at +44-20-7996-5420 (Europe), +1 (888) 292-0070 (toll free), +1 (980) 387-3907 (collect) or DG.LM-EMEA@bofa.com.

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ABB is a leading global technology company that energizes the transformation of society and industry to achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 110,000 talented employees in over 100 countries. More information about ABB can be found at https://global.abb/group/en/investors.

Important notice about forward-looking information

This press release includes both historical and forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts, but only predictions and generally can be identified by use of statements that include phrases such as “will,” “may,” “should,” “continue,” “anticipate,” “believe,” “expect,” “plan,” “appear,” “project,” “estimate,” “intend,” or other words or phrases of similar import. Similarly, statements that describe the Issuer’s objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors that could materially affect these forward-looking statements can be found in ABB’s periodic reports filed with the SEC. Holders are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only to the date on which they were made, and neither ABB nor the Issuer undertake any obligation to update publicly these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. The issuer cannot assure you that projected results or events will be achieved.

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For more information please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 Email: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: November 2, 2020.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: November 2, 2020.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance